Exhibit 5.1

[Letterhead of Squire, Sanders & Dempsey L.L.P.]

February 2, 2010

First Financial Bancorp.
4000 Smith Road
Cincinnati, Ohio 45209

Re:           Issuance and Sale of 6,372,117 Common Shares of First Financial Bancorp.

Ladies and Gentlemen:

We have acted as counsel for First Financial Bancorp., an Ohio corporation (the “Company”), in connection with the Underwriting Agreement, dated January 27, 2010 (the “Underwriting Agreement”), between the Company and Barclays Capital Inc., as representative of the underwriters named in Schedule 1 thereto (the “Underwriters”) relating to the issuance and sale by the Company to the Underwriters of an aggregate of 6,372,117 common shares of the Company, without par value (“Common Shares”).

The Common Shares are being issued and sold as set forth in the Company’s Registration Statement on Form S-3 (No. 333-153751), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”), and the prospectus dated May 1, 2009, as supplemented by the preliminary prospectus supplement dated January 26, 2010, and as further supplemented by the prospectus supplement dated January 27, 2010 (as supplemented, the “Prospectus”).

In connection with the issuance of this opinion, we have examined such documents, including resolutions duly adopted by the Company’s Board of Directors on September 30, 2008, April 28, 2009 and January 26, 2010, and resolutions duly adopted by the Capital Subcommittee of the Board of Directors on January 27, 2010 (collectively, the “Resolutions”), and have reviewed such questions of law, as we have considered necessary and appropriate for the purposes of our opinions set forth below.  In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.  We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.  As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

First Financial Bancorp.
February 2, 2010

Based on the foregoing, we are of the opinion that the Common Shares have been duly authorized and, when issued and sold against payment of the purchase price therefor as contemplated in the Underwriting Agreement and the Prospectus, the Common Shares will be validly issued, fully paid, and non-assessable.

Our opinions expressed above are limited to the laws of the State of Ohio and New York and the federal laws of the United States of America.  We assume no obligation to revise or supplement the opinions rendered herein should the above-referenced laws be changed by legislative or regulatory action, judicial decision or otherwise.  We express no opinion as to compliance with the “blue sky” laws of any jurisdiction and the opinions set forth herein are qualified in that respect.

We hereby consent to your filing this opinion as an exhibit to a Current Report on Form 8-K of the Company, filed with the Commission and thereby incorporated by reference into the Registration Statement, and to the reference to our firm under the caption “Validity of Securities” contained in the Prospectus.

Very truly yours,

/s/ Squire, Sanders & Dempsey L.L.P.